

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail
Mr. Thomas C. Alsborg
Chief Financial Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

> **Re:** **Synnex Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2011**
> **Filed January 27, 2012**
> **File No. 001-31892**

Dear Mr. Alsborg:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

General

1.   We note your disclosure on page 67 that you have not provided taxes on approximately $181 million of undistributed earnings of foreign subsidiaries. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact, if material, that the repatriation would have on the company's results of operations and financial condition. In this regard, we note

that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-8350.

<u>Contractual Obligations, page 37</u>

2.   We note you have not included the future principal payments of the Convertible Senior Notes in the Contractual Obligations Table. We further note you stated in your letter dated July 21, 2010, in response to comment 2, that you would include these amounts in the Contractual Obligations Table in future Form 10-K filings. Please tell us how the disclosure under this section reflects the assertion made in your July 21, 2010 letter and tell us how you concluded that your disclosures comply with Item 303(a)(1)(5)(i) and (ii) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief